UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020.

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 29, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

January 29, 2020

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Fiscal Year Ended December 31, 2019

<Prepared in accordance with International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE:LN) (TOKYO:3938) announces the summary of its consolidated financial results for the fiscal year ended December 31, 2019.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Scheduled date of annual general meeting of shareholders: March 26, 2020
Payment date of dividends: –
Filing date of annual securities report: March 27, 2020
Supplemental materials prepared on financial results: Yes
Financial results conference scheduled: No

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the fiscal year ended December 31, 2019 (from January 1, 2019 to December 31, 2019)

(1)	Consolidated operating results

(Percentages indicate year-on-year changes.)

	Revenues		Profit/(loss) from operating activities		Profit/(loss) before income taxes		Loss for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2019	227,485	9.8	(38,997)	—	(51,616)	—	(51,416)	—
December 31, 2018	207,182	24.0	16,110	(35.8)	3,354	(81.5)	(5,792)	—

	Loss attributable to the shareholders of the Company		Comprehensive loss for the year		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
Fiscal year ended	Millions of yen	%	Millions of yen	%		Yen		Yen
December 31, 2019	(46,888)	—	(50,634)	—		(196.07)		(196.07)
December 31, 2018	(3,718)	—	(11,929)	—		(15.62)		(15.62)

	Return on equity attributable to the shareholders of the Company	Ratio of profit before tax to total assets	Ratio of profit from operating activities to revenues
Fiscal year ended	%	%	%
December 31, 2019	—	—	—
December 31, 2018	—	0.8	7.8

(Reference) Share of loss of associates and joint ventures accounted for using the equity method:

Fiscal year ended December 31, 2019     (13,412) million yen         Fiscal year ended December 31, 2018     (11,148) million yen

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets	Equity attributable to the shareholders of the Company per share
As of	Millions of yen	Millions of yen	Millions of yen	%	Yen
December 31, 2019	541,352	174,663	158,133	29.2	659.96
December 31, 2018	486,587	208,514	198,916	40.9	833.87

2.	Cash dividends

	Annual dividends per share					Total amount of cash dividends (annual)	Payout ratio (consolidated)	Dividend on equity attributable to the shareholders of the Company ratio (consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
For the year ended December 31, 2018	—	0.00	—	0.00	0.00	—	0.0	0.0
For the year ended December 31, 2019	—	0.00	—	0.00	0.00	—	0.0	0.0

For the year ending December 31, 2020 (Forecast)	—	0.00	—	0.00	0.00		—

3.	Consolidated earnings forecasts for 2020 (from January 1, 2020 to December 31, 2020)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the fiscal year ended December 31, 2019 (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revision in accounting standard under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: Yes

From January 1, 2019, the Group has adopted IFRS 16 Leases. The Group also has revised the estimated useful lives on some of its property and equipment.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the fiscal year (including treasury shares)

As of December 31, 2019	241,133,142 shares
As of December 31, 2018	240,524,642 shares

b.	Number of treasury shares at the end of the fiscal year

As of December 31, 2019	1,524,392 shares
As of December 31, 2018	1,979,775 shares

c.	Average number of common shares outstanding during the fiscal year

For the fiscal year ended December 31, 2019	239,142,707 shares
For the fiscal year ended December 31, 2018	238,074,806 shares

(Reference) Stand-alone financial results for the fiscal year ended December 31, 2019 (from January 1, 2019 to December 31, 2019) under Japanese GAAP

(Yen amounts are rounded down to the nearest million, unless otherwise noted.)

(1) Stand-alone operating results			(Percentages indicate year-on-year changes.)

	Revenues		Profit/(loss) from operating activities		Profit/(loss) from ordinary activities		Loss for the year

Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2019	166,433	11.2	(724)	—	(887)	—	(6,069)	—
December 31, 2018	149,606	18.8	3,066	(77.9)	2,889	(79.6)	(3,674)	—

	Basic earnings/(loss) per share		Diluted earnings/(loss) per share

Fiscal year ended	Yen		Yen
December 31, 2019	(25.38)		(25.38)
December 31, 2018	(15.43)		(15.43)
(2) Stand-alone financial position

	Total assets		Net assets		Equity ratio		Net assets per share

As of	Millions of yen		Millions of yen		%		Yen
December 31, 2019	436,767		182,833		40.7		742.58
December 31, 2018	426,041		183,057		41.8		747.12

(Reference) Equity:

    Fiscal year ended December 31, 2019         177,929 million yen         Fiscal year ended December 31, 2018         178,221 million yen

<Reasons for variance between stand-alone financial results for the fiscal years ended December 31, 2019 and 2018>

Revenues for the year ended December 31, 2019 increased as a result of growth in “display advertising”, such as LINE News Ads. On the other hand, increases in payroll expenses and outsourcing expenses in connection with an increase in projects and development of AI and other businesses for future growth resulted in loss from operating activities and ordinary activities. Additionally, loss for the year ended December 31, 2019 increased compared to the previous year due to loss on valuation of stock of subsidiaries and affiliates.

* Information regarding the audit procedures

Financial results reports are exempt from audit procedures conducted by certified public accountants or an audit firm.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, we believe that it would be the investors’ benefit that we provide the information of our annual operating results that is available at this point. For that reason, we disclose, in advance, the overview of operating results, the Consolidated Statement of Financial Position, the Consolidated Statement of Profit or Loss and the segment information as a part of the summary of financial results and the related attachments. Other information will be released as soon as it has been prepared. The information of the consolidated cash flows are excluded from today’s early-release with respect to the summary of financial results and the related attachments. Supplemental information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Index:

1.	Overview of operating results

(1) Overview of operating results for the current fiscal year

	2018	2019
Revenues	207,182	227,485

Profit/(loss) from operating activities	16,110	(38,997)

Profit/(loss) before tax from continuing operations	3,354	(51,616)

Loss for the year	(5,792)	(51,416)

Loss for the year attributable to the shareholders of the Company	(3,718)	(46,888)

The revenues for the fiscal year ended December 31, 2019 was 227,485 million yen, an increase of 9.8% year on year. The major factor for the increase was an increase in advertising sales.

Loss from operating activities for the fiscal year ended December 31, 2019 was 38,997 million yen, compared to a profit of 16,110 million yen for the fiscal year ended December 31, 2018.

The key factors for posting the loss from operating activities while revenue are as follows:

Other operating income

Other operating income decreased by 24,888 million yen year on year due to the absence of the previous year’s gain related to the loss of control over LINE Mobile Corporation and LINE Games Corporation, totaling 24,794 million yen. The loss of control resulted in a change in recognition from subsidiaries to associates accounted for under the equity method.

Payment processing and licensing expenses

In line with the aforementioned increase in revenues, payment processing and licensing expenses increased by 5,051 million yen year on year.

Employee compensation expenses

Employee compensation expenses increased by 12,772 million yen year on year mainly due to an increase in the number of employees.

Marketing expenses

Marketing expenses increased by 12,711 million yen year on year mainly due to various promotions for fintech and other services.

Outsourcing expenses and other service expenses

Outsourcing expenses and other service expenses increased by 10,067 million yen year on year mainly due to a rise in cost for the development of fintech-related technology and fees for usage of digital contents for advertising business.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 11,602 million yen year on year mainly due to the depreciation of right-of-use assets related to properties, which were recognized on application of IFRS 16 Leases.

Other operating expenses

Despite a rise in cost of goods sold, the payment of taxes and dues stemming from a capital increase in subsidiaries, and an increase in costs associated with LINE Point Ads, other operating expenses decreased by 2,054 million yen year on year due to the decrease in rent expenses as a result of applying IFRS 16 Leases.

Loss before tax from continuing operations in the fiscal year ended December 31, 2019 was 51,616 million yen, compared to a profit of 3,354 million yen in the previous year. In addition to the aforementioned factors for the loss in the operating results, the main cause for the loss before tax from continuing operations was the increase in the share of losses from associates and joint ventures partly offset by gains from the valuation of financial assets.

Loss for the year in the fiscal year ended December 31, 2019 was 51,416 million yen, compared to loss of 5,792 million yen in the previous year. The main factors for the loss for the current year were the same as the aforementioned factors for the increase in loss before tax for the year from continuing operations.

As a result of the above, loss for the year attributable to the shareholders of the Company in the fiscal year ended December 31, 2019 was 46,888 million yen, compared to loss of 3,718 million yen in the previous year. Except for revenue, the operating results were significantly different from the prior year.

Profit and loss by segment

The Group has two reportable segments: the Core business and the Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the year ended December 31, 2019 were 196,711 million yen, an increase of 10.3% year on year. The profit from this segment was 31,584 million yen, an increase of 18.9% year on year.

The increases in revenues and profit in the Core business segment were driven by strong advertising sales from account advertising services and display advertising services.

Strategic business

Revenues from the Strategic business segment for the fiscal year December 31, 2019 were 30,774 million yen, an increase of 6.9% year on year, and losses from this segment were 66,557 million yen whereas it was 34,931 million yen in the previous year.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from fintech and E-commerce. The increase in losses from this segment was mainly due to an increase in the development costs and marketing expenses, which related to the fintech business.

For more details of profit and loss by segment, see 3. (4) of the Segment information.

2.	Basic approach to the selection of accounting standards

The Group has adopted IFRS to increase the international comparability of its financial information and to improve the convenience in capital markets.

3.	Consolidated Financial Statements and selected Notes - Unaudited

(1)	Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2018	December 31, 2019
Assets
Current assets
Cash and cash equivalents	256,978	217,345
Trade and other receivables	37,644	42,680
Other financial assets, current	15,915	20,117
Contract assets	339	241
Inventories	4,887	4,740
Other current assets	9,751	10,518

Total current assets	325,514	295,641

Non-current assets
Property and equipment	24,726	25,024
Right-of-use assets	—	54,337
Goodwill	17,095	17,651
Other intangible assets	5,298	7,801
Investments in associates and joint ventures	53,921	64,194
Other financial assets, non-current	42,287	51,737
Deferred tax assets	17,107	24,095
Other non-current assets	639	872

Total non-current assets	161,073	245,711

Total assets	486,587	541,352

Liabilities
Current liabilities
Trade and other payables	34,985	43,710
Other financial liabilities, current	36,726	44,826
Accrued expenses	18,405	23,462
Income tax payables	4,855	3,963
Lease liabilities, current	—	11,487
Contract liabilities	24,637	25,752
Provisions, current	2,581	3,221
Other current liabilities	1,037	5,238

Total current liabilities	123,226	161,659

Non-current liabilities
Corporate bonds	142,132	142,851
Other financial liabilities, non-current	527	362
Lease liabilities, non-current	—	45,150
Deferred tax liabilities	503	1,071
Provisions, non-current	3,309	4,528
Post-employment benefits	6,943	9,617
Other non-current liabilities	1,433	1,451

Total non-current liabilities	154,847	205,030

Total liabilities	278,073	366,689

Shareholders’ equity
Share capital	96,064	96,737
Share premium	118,626	121,299
Treasury shares	(8,205)	(6,308)
Accumulated deficit	(5,556)	(53,524)
Accumulated other comprehensive income	(2,013)	(71)

Equity attributable to the shareholders of the Company	198,916	158,133

Non-controlling interests	9,598	16,530

Total shareholders’ equity	208,514	174,663

Total liabilities and shareholders’ equity	486,587	541,352

(2)	Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	2018	2019
Revenues and other operating income:
Revenues	207,182	227,485
Other operating income	28,099	3,211

Total revenues and other operating income	235,281	230,696

Operating expenses:
Payment processing and licensing expenses	(30,823)	(35,874)
Sales commission expenses	(15,960)	(15,995)
Employee compensation expenses	(57,493)	(70,265)
Marketing expenses	(20,311)	(33,022)
Infrastructure and communication expenses	(10,483)	(10,821)
Outsourcing and other service expenses	(31,825)	(41,892)
Depreciation and amortization expenses	(11,135)	(22,737)
Other operating expenses	(41,141)	(39,087)

Total operating expenses	(219,171)	(269,693)

Profit/(loss) from operating activities	16,110	(38,997)
Finance income	413	512
Finance costs	(519)	(1,980)
Share of loss of associates and joint ventures	(11,148)	(13,412)
Loss on foreign currency transactions, net	(902)	(72)
Other non-operating income	869	3,878
Other non-operating expenses	(1,469)	(1,545)

Profit/(loss) before tax from continuing operations	3,354	(51,616)
Income tax expenses	(9,522)	(384)

Loss for the year from continuing operations	(6,168)	(52,000)
Profit from discontinued operations, net of tax	376	584

Loss for the year	(5,792)	(51,416)

Attributable to:
The shareholders of the Company	(3,718)	(46,888)
Non-controlling interests	(2,074)	(4,528)

		(In yen )
Earnings per share
Basic loss for the year attributable to the shareholders of the Company	(15.62)	(196.07)
Diluted loss for the year attributable to the shareholders of the Company	(15.62)	(196.07)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(17.20)	(198.51)
Diluted loss from continuing operations attributable to the shareholders of the Company	(17.20)	(198.51)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	1.58	2.44
Diluted profit from discontinued operations attributable to the shareholders of the Company	1.58	2.44

(3)	Notes to going-concern assumptions - Unaudited

Not applicable.

(4)	Notes to Consolidated Financial Statements - Unaudited

Changes in accounting estimates

As of January 1, 2019, the Group revised the estimated useful lives of property and equipment to reflect the most recent condition of use of servers. Due to this revision in estimates, loss from operating activities decreased by 1,268 million yen for the year ended December 31, 2019 compared to the previous method.

Segment information

The Group identifies operating segments based on internal reports regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assess the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising services, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	The Strategic business segment consists of fintech services, such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s reportable segments

The Group’s operating profit for each segment is prepared in the same method as the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the year ended December 31, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	178,398	28,784	207,182	—	207,182
Segment profit/(loss)(2)	26,559	(34,931)	(8,372)	24,482	16,110
Depreciation and amortization expenses	8,832	2,303	11,135	—	11,135

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

For the year ended December 31, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	196,711	30,774	227,485	—	227,485
Segment profit/(loss)(2)	31,584	(66,557)	(34,973)	(4,024)	(38,997)
Depreciation and amortization expenses	14,573	8,164	22,737	—	22,737

(1)	Corporate adjustments mainly include other operating income, share-based compensation expenses and a cost arisen from cancellation of system development.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

The reconciliation of Segment profit/(loss) to profit/(loss) before tax from continuing operations is as follows:

		(In millions of yen)

	2018	2019
Segment profit/(loss)	16,110	(38,997)
Finance income	413	512
Finance costs	(519)	(1,980)
Share of loss of associates and joint ventures	(11,148)	(13,412)
Loss on foreign currency transactions, net	(902)	(72)
Other non-operating income	869	3,878
Other non-operating expenses	(1,469)	(1,545)

Profit/(loss) before tax from continuing operations	3,354	(51,616)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2018 and 2019 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

(In millions of yen)

	2018	2019
Core business
Advertising
Display advertising(1)	36,221	49,655
Account advertising(2)	56,714	62,654
Other advertising(3)	15,302	12,533

Sub-total	108,237	124,842

Communication, content, and others
Communication(4)	28,527	28,319
Content(5)	38,237	38,344
Others	3,397	5,206

Subtotal	70,161	71,869

Core business total	178,398	196,711

Strategic business
Friends(6)	19,579	19,189
Others(7)	9,205	11,585

Strategic business total	28,784	30,774

Total	207,182	227,485

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.